Exhibit 99.4

Notice of Availability of Proxy Materials

for Glass House Brands Inc. Annual General and Special Meeting

Meeting Date and Time: 11:00 a.m. (Pacific Time) on June 21, 2024

Location: 645 Laguna Road, Camarillo, California, 93012

Please be advised that the proxy materials for the above noted securityholder meeting are available for viewing and downloading online. This document provides an overview of these materials, but you are reminded to access and review the management information circular and other proxy materials available online prior to voting. These materials are available at:

https://ir.glasshousebrands.com/agm/

OR

www.sedarplus.ca

Obtaining Paper Copies of the Proxy Materials

Securityholders may request to receive paper copies of the proxy materials related to the above referenced meeting by mail at no cost. Requests for paper copies must be received by June 7, 2024, in order to receive the paper copy in advance of the meeting. Shareholders may request to receive a paper copy of the Materials for up to one year from the date the Materials were filed on www.sedarplus.ca.

For more information regarding notice-and-access or to obtain a paper copy of the Materials you may contact our transfer agent, Odyssey Trust Company, via www.odysseycontact.com or by phone at 1-888-290-1175 (toll-free within North America) or 1-587-885-0960 (direct from outside North America).

Notice of Meeting

The resolutions to be voted on at the meeting, described in detail in the Management Information Circular, are as follows:

●	ELECTION OF DIRECTORS: For all shareholders of the Glass House Brands Inc. other than holders of limited voting shares of Glass House Brands Inc., to elect directors of Glass House Brands Inc. for the ensuing year. See the section entitled “Business to be Transacted at the Meeting – Election of Directors” in the Management Information Circular.

●	APPOINTMENT OF AUDITORS: To re-appoint Macias Gini & O’Connell LLP as auditor of Glass House Brands Inc. for the ensuing year and to authorize the directors to fix the renumeration. See section entitled “Business to be Transacted at the Meeting – Appointment of Auditor” in the Management Information Circular.

●	RENEWAL OF EQUITY INCENTIVE PLAN: To consider and, if deemed advisable, approve an ordinary resolution, the full text of which is set forth in the Management Information Circular, to renew the Company's Equity Incentive Plan (as defined in the Management Information Circular) and to approve all unallocated options, rights and entitlements thereunder. See section entitled “Business to be Transacted at the Meeting – Renewal of Equity Incentive Plan” in the Management Information Circular.

Voting

To vote your securities, please refer to the instructions on the enclosed Proxy or Voting Instruction Form. Your Proxy or Voting Instruction Form must be received by 11:00 a.m. (Pacific Time) on June 19, 2024.

Stratification

Shareholders will not receive a paper copy of the Management Information Circular unless they contact the Company's transfer agent, toll free, at 1-888-290-1175. For Shareholders who wish to receive a paper copy of the Management Information Circular in advance of the voting deadline for the Meeting, requests must be received no later than June 7, 2024.

Annual Financial Statements

Rather than Glass House Brands Inc. mailing paper copies of the Annual Financial Statements and related management’s discussion and analysis to the shareholders, the materials can be accessed online under the Company's profile on SEDAR+ at www.sedarplus.ca and on the Company's website at https://ir.glasshousebrands.com/agm/.